EXHIBIT 99-3

	Jackson Fund Services
	Fidelity Bond Coverage Requirements
	Determination Date: 6/30/2010

		Total Assets (as of 6/30/2010)	Minimum Amount of Bond for Joint Coverage

	JNL Series Trust	$ 39,111,328,223	$ 2,500,000	1
	JNL Variable Fund LLC	7,919,564,877	2,500,000	1
	JNL Investors Series Trust	1,158,286,940	1,250,000
		Total	$ 6,250,000

		Current Bond Coverage	$ 7,000,000	2

		Excess Coverage	$ 750,000

1	Maximum coverage required.
2	Expires on 6/24/2011
	(Federal Insurance Company (Chubb))